Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1.202.383.0176 StevenBoehm@eversheds-sutherland.com

December 12, 2025 Via EDGAR U.S. Securities and Exchange Commission Division of Investment Management Attention: Ms. Smiley 100 F St. N.E. Washington, DC 20549

Re:	Powerlaw Corp.

Preliminary Proxy Statement on Schedule 14A

Filed November 26, 2025

File No. 811-24121

Dear Ms. Smiley:

On behalf of Powerlaw Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on December 5, 2025 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 811-24121). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

Comments

1.	Please explain supplementally to the Staff whether affiliated persons comprise a majority of the outstanding voting securities of the Company and whether they will control the vote on the measure.

Response: The Company supplementally advises the Staff that affiliated persons do not comprise a majority of the outstanding voting securities of the Company and will not control the vote on the measure.

2.	In the section titled “Purpose of Meeting,” the Company states that the primary purpose of the meeting is to increase the per-share price. Please identify any other significant purposes of the proposal, if any, in this section or in the section titled “Proposal 1: Approval of Reverse Stock Split.”

Response: The Company supplementally advises the Staff that there are no other significant purposes for the proposal.

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U.S. Securities and Exchange Commission December 12, 2025 Page 2

3.   In the section titled “Proposal 1: Approval of Reverse Stock Split,” the Company states that the Board has the power to effectuate the reverse stock split in the stated range within one year of shareholder approval. Please explain supplementally to the Staff why the proposal can be implemented up to one year from the approval. If the action is tied to listing requirements, could the listing happen within one year? Is the Board able to effectuate the reverse stock split even if the Company does not ultimately list on an exchange?

Response: The Company supplementally advises the Staff that the Company intends to list shortly after its registration statement becomes effective. As this timeline is difficult to predict with precision, the one-year range for effectuating the reverse stock split allows for flexibility in case of unforeseen delays. The Company intends for the reverse stock split to occur prior to listing. If the Company does not ultimately list on an exchange, the Board may effectuate the reverse stock split if it determines that such action is in the best interests of the Company and its stockholders.

4.	In the section titled “Potential Effects of the Proposed Amendment,” please supplementally explain whether the Company has any other outstanding securities other than common stock and, if so, how the reverse stock split would impact those securities.

Response: The Company supplementally advises the Staff that the Company has no outstanding securities other than its common stock.

5.	On Page 6, the Company states that officers and directors do not have a substantial interest in the transaction. Please consider adding that officers and directors have no additional interest in the transaction, other than as selling stockholders.

Response: The Company has considered the Staff’s comment in light of the requirements of Schedule 14A, and does not believe that such disclosure is necessary or required. Accordingly, the Company has not revised the disclosure in response to this comment.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383-0176 or StevenBoehm@eversheds-sutherland.com.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Owen J. Pinkerton, Eversheds Sutherland (US) LLP

Krisztina Nadasdy, Eversheds Sutherland (US) LLP